3/31/02

02036519

Interim financial report

for the Three Months ended March 31, 2002

intasys

intasys

mamma
The Mother of All Search Engines™

The following Management's Discussion and Analysis of Financial Condition and results of Operations should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

In this discussion and analysis, all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Overview

Intasys Corporation (the Company), through Mamma.com Inc., is an Internet media company with a predominantly U.S. market focus. Through Intasys Billing Technologies, it is a global provider of wireless, Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, the United States and Canada. In 2001, the Company also provided strategic investment capital in the new media and telecommunication sectors. Existing investments are located in Canada.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company's operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Forward-Looking Statements

Information contained in this quarterly report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "desires," "will," "should," "projects," "estimates," "contemplates," "anticipates," "intends," or any negative such as "does not believe" or other variations thereof or comparable terminology. No assurance can be given that the future results described in the forward-looking statements will be achieved. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties of the Internet; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy requirements for continued listing on the NASDAQ SmallCap Market in the event that the minimum bid price for the stock falls below $1; the adverse resolution of litigation. For additional information with respect to certain of these and other factors, see the reports filed by Intasys Corporation with the Securities and Exchange Commission. All information contained in this quarterly report is qualified in its entirety by the foregoing and reference to the other information the company files with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Intasys Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Revenues

Revenues for the three months ended March 31, 2002 decreased to $2,642,756, compared with $3,325,181 for the same period in 2001. This decrease in revenues of $682,425 was entirely due to the Internet media market conditions.

Cost of goods sold, selling and administrative expenses

As a percentage of revenues, cost of goods sold, selling and administrative expenses decreased to 94% for the first quarter 2002, from 98% for the same period in 2001, reflecting a continuous cost reduction.

Research and Development expenses (R&D)

R&D expenses, net of tax credits were at $293,462 in the first quarter 2002, compared to $458,746 for the same period last year. The reduction is mainly due to Billing systems segment, most of the technical people were focused on supporting operations therefore most of costs were allocated into cost of goods sold, selling and administrative expenses.

Non-controlling interest

In July 2001, the Company acquired the remaining minority shareholder's interest in Mamma.com. After the transaction, the Company owns 100% of Mamma.com, consequently, no more non-controlling interest has been recorded.

Share of results of companies subject to significant influence

In the first quarter 2002, the share of results of companies subject to significant influence represented the impact of only LTRIM Technologies Inc due the fact that all other investments in this category had been written down as of December 31, 2001.

Amortization of goodwill

As of December 31, 2001, no goodwill remained on the balance sheet.

Loss for the period

The loss before amortization of goodwill and income taxes for Q1 2002 was $199,077 ($0.05 per share) compared to a loss of $1,174,299 ($0.43 per share) for the same period in 2001. The net loss for the three months ended March 31, 2002 was $199,077 ($0.05 per share) compared with $3,056,163 ($1.12 per share) for the same period in 2001. As mentioned, the entire goodwill had been written off by the end of 2001.

Segment Results

During the first quarter 2002, the Company operated under the same three reportable segments.

The Investment Management unit generated a net loss of $216,632 on revenues of $3,064 for Q1 2002 compared to a net loss of $2,805,207 on revenues of $15,559 for the same period in Q1 2001. The operating activities generated positive cash flows of $69,031 in Q1 2002 compared to $351,164 in Q1 2001.

The Internet-media unit generated a net loss of $25,729 on revenues of $757,154 for Q1 2002 compared to a net loss of $115,029 on revenues of $1,444,649 for the same period in 2001. The operating activities generated positive cash flows of $117,098 in Q1 2002 compared to $278,471 in Q1 2001.

The Billing systems unit generated a net profit of $43,284 on revenues of $1,882,538 for Q1 2002 compared to a net loss of $135,927 on revenues of $1,864,973 for the same period in 2001. The use of cash in operating activities was $15,110 in Q1 2002 compared to $15,131 in Q1 2001.

Liquidity and Capital Resources

As at March 31, 2002, the Company had $2,459,299 in cash and cash equivalents and working capital of $2,103,772, compared to $2,314,072 in cash and cash equivalents, $240,643 in marketable securities and working capital of $2,202,718 as at December 31, 2001.

In Q1 2002, operating activities generated positive cash flows of $171,019 compared to $614,504 in Q1 2001.

Investing activities used cash of $24,059 in Q1 2002 for purchase of capital assets compared to a use of cash of $502,238 in Q1 2001 due to acquisition of preference shares of LTRIM Technology Inc. for cash consideration of $377,061 and acquisitions of capital assets of $125,177.

In Q1 2002, there was no fluctuation in financing activities, compared to a use of cash of $3,210 in Q1 2001

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout fiscal 2002. In the longer term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company's management anticipates that earnings generated from the Company's operations will be used to finance the Company's working capital and market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Company's Common Stock.

Risks and Risk Management

The Company's activities are highly competitive and are characterized by rapid technological change, shifting client preferences and new product and service development. The Company's strategy is to develop emerging specialty practices to support its growth and compensate for the maturity of certain activities.

The Company's growth has been based on mainly internal expansion. Acquired business might be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business, mainly through its foreign subsidiaries. However, since most of the Company's subsidiaries and business units transact mainly in their respective local currencies, fluctuations in the value of the U.S. dollar relative to foreign currencies are not expected to have a material adverse affect on operating results. The Company has not been hedging and will not intend to hedge currency risks in the future.

The Company has historically offered and will continue to offer products or services on contracts. These contracts generally may not be terminated unilaterally by the Company. Although the Company often relies on its proprietary tools and methodologies and its past experience to reduce the risks associated with estimating, planning and performing products or services, the Company generally bears the risks of cost overruns and inflation of them.

Our customers typically invest substantial time, money, and other resources when deciding to license our billing software products, in particular in situations where the Company is making large enterprise-wide sales. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be cancelled. The time required for implementation of our product varies among our customers and may last several months, depending on our customer's needs. Also, if a customer hires a third party to install our products, we cannot be sure that our products will be installed successfully.

The industries the Company engages in are subject to rapid technological change and there can be no assurance that the Company will be able to adapt to such change in a timely fashion or that the introduction of new products and services by others will not render the Company's copyrights, licenses, trade secrets, trademarks, products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company's results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services.

The Company relies upon a combination of trade secret, copyright and trademark laws to protect its intellectual property. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of these, and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter misappropriation of the Company's proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to enforce its intellectual property rights. Although senior management believes that the Company's services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

The success of the Company is dependent upon the experience and abilities of its senior management. There is significant competition in the Company's industries for qualified personnel. There can be no assurance that the Company will be able to retain its existing personnel or will be able to recruit new personnel to support its business marketing objectives, goals and plans.

The Company does not believe that the relatively moderate rates of inflation experienced in the United States, Canada, the United Kingdom and Australia in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company's results of operations, financial condition and cash flows. Nevertheless, in the future high inflation could have a material, adverse effect on the Company's results of operations, financial condition and cash flows.

For the period ended March 31, 2002, the Company has 1,341,425 warrants and 451,750 stock options outstanding. As at March 31, 2002, the exercise price of all warrants and all stock options are above the market price of the Company's shares of common stock. Nevertheless, to the extent that the market value of the Company's shares of common stock increases above the respective exercise prices of the warrants and options, as the case may be, their exercise could result in the issuance of an additional 1,793,175 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Intasys' stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares of existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices less than fair market value cost, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Stock they hold and, under certain circumstances, a reduction of the net tangible book value of existing stockholders' shares of Common Stock.

Interim Consolidated Balance Sheets

(expressed in U.S. dollars)

	As at March 31, 2002 $ (Unaudited)	As at December 31, 2001 $ (Audited)
Assets		
Current assets		
Cash and cash equivalents	**2,459,299**	2,314,072
Marketable securities	**-**	240,643
Accounts receivable	**2,543,296**	2,078,715
Work in progress	**2,325**	2,366
Prepaid expenses and other assets	**281,264**	271,063
	5,286,184	4,906,859
Investments	**1,061,373**	1,101,809
Capital assets	**1,044,728**	1,131,316
	7,392,285	7,139,984
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**2,696,301**	2,226,712
Reserve for restructuring	**95,176**	165,067
Deferred revenue	**369,832**	292,188
Income taxes payable	**21,103**	20,174
	3,182,412	2,704,141
Shareholders' Equity		
Capital stock		
Authorized		
Unlimited common shares		
Issued and outstanding - 4,058,858 common shares	**67,978,781**	68,077,781
Additional paid-in capital	**237,416**	339,550
Deferred stock based compensation	**(206,084)**	(418,727)
Cumulative translation adjustment	**(281,607)**	(243,205)
Deficit	**(63,518,633)**	(63,319,556)
	4,209,873	4,435,843
	7,392,285	7,139,984

The accompanying notes are an integral part of these consolidated financial statements.

Interim Consolidated Statements of Operations
(Unaudited) (expressed in U.S. dollars)

	For the three months ended March 31	
	2002 $	2001 $
Revenue	2,642,756	3,325,181
Expenses		
Cost of goods sold, selling and administrative	2,478,385	3,271,326
Net research and development	293,462	458,746
Amortization of capital assets	109,018	159,902
	2,880,865	3,889,974
Interest expense	1,410	3,375
Interest revenue	(16,664)	(72,176)
Non-controlling interest	-	(42,065)
Share of results of companies subject to significant influence	49,605	357,009
Realized gain on marketable securities	(73,383)	(42,341)
Unrealized loss on marketable securities	-	405,704
	(39,032)	609,506
Loss for the period before amortization of goodwill and income taxes	(199,077)	(1,174,299)
Provision for current income tax	-	-
Loss for the period before amortization of goodwill	(199,077)	(1,174,299)
Amortization of goodwill	-	1,881,864
Loss for the period	(199,077)	(3,056,163)
Loss per share		
Basic and diluted loss per share before amortization of goodwill	(0.05)	(0.43)
Basic and diluted loss per share	(0.05)	(1.12)
Weighted average number of shares outstanding	4,058,858	2,717,960

The accompanying notes are an integral part of these consolidated financial statements.

Interim Consolidated Statements of Shareholders' Equity
(Unaudited) (expressed in U.S. dollars)

	Common Shares #	Common Shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative translation adjustment $	Deficit $
Balance, December 31, 2001	4,058,858	68,077,781	339,550	(418,727)	(243,205)	(63,319,556)
Effect of changes in share price on shares issued for financial services	-	(99,000)	(102,134)	212,643	-	-
Translation adjustment for the period	-	-	-	-	(38,402)	-
Loss for the period	-	-	-	-	-	(199,077)
Balance, March 31, 2002	4,058,858	67,978,781	237,416	(206,084)	(281,607)	(63,518,633)

The accompanying notes are an integral part of these consolidated financial statements.

Interim Consolidated Statements of Cash Flows

(Unaudited) (expressed in U.S. dollars)

	For the three months ended March 31	
	2002 $	2001 $
Cash flows from Operating activities		
Loss for the period	**(199,077)**	(3,056,163)
Adjustments for:		
Amortization of capital assets and goodwill	**109,018**	2,041,766
Realized loss on disposal of capital assets	**340**	-
Realized gain on disposal of marketable securities	**(73,383)**	(42,341)
Non controlling interest	-	(42,065)
Interest revenue on investment and management fees	**(7,880)**	(8,368)
Share of results of companies subject to significant influence	**49,605**	357,009
Unrealized loss on marketable securities	-	405,704
Financial fees paid through issuance of capital stock	**11,509**	-
Decrease (increase) in assets		
Marketable securities	**314,026**	598,006
Accounts receivable	**(468,800)**	756,885
Work in progress	-	(12,636)
Prepaid expenses and other assets	**(9,060)**	(91,853)
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities	**445,465**	(85,611)
Income tax payable	-	(12,335)
Deferred revenue	**68,304**	(78,649)
Reserve for restructuring	**(69,048)**	(114,845)
Total cash flows provided by operating activities	**171,019**	614,504
Investing activities		
Investments	**(1,289)**	(377,061)
Purchase of capital assets	**(22,770)**	(125,177)
Total cash flows used in investing activities	**(24,059)**	(502,238)
Financing activities		
Issuance (redemption) of equity of a subsidiary	-	(3,210)
Total cash flows used in financing activities	-	(3,210)
Effect of foreign exchange rate changes on cash and cash equivalents	**(1,733)**	(162,968)
Change in cash and cash equivalents	**145,227**	(53,912)
Cash and cash equivalents - Beginning of the period	**2,314,072**	3,775,206
Cash and cash equivalents - End of period	**2,459,299**	3,721,294
Cash and cash equivalents comprise:		
Cash	**840,343**	2,755,065
Short term deposits	**1,618,956**	966,229
	2,459,299	3,721,294
Suplemental disclosure of cash flow information		
- Cash paid for interest	**1,410**	3,375
- Cash paid for income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(Unaudited) (expressed in U.S. dollars)

1. Nature of the Business

The Company, through Mamma.com Inc., is an Internet media company with customers located mainly in the United States. Through Intasys Billing Technologies, it is a global provider of wireless, Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, the United States and Canada. Intasys Corporation also provides strategic investment capital in the new media and telecommunications sectors. Existing investments are located in the Canada.

2. Significant accounting policies

a) Basis of consolidation: These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

b) Cash & cash equivalents: Cash and cash equivalents consist of cash balances with banks and highly liquid investment with original maturities of less than ninety days from the date of acquisition.

c) Investment tax credits: The Company is entitled to scientific research and experimental development ("SRED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Quebec ("Provincial"). Federal SRED tax credits, which are non-refundable, are earned on qualified Canadian SRED expenditures at a rate of 20%. Provincial SRED tax credits, which are refundable, are earned on qualified SRED salaries in the Province of Quebec at a rate of 20%.

Tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the statement of operations as a reduction of the related expenses in the period during which the expenditures are incurred, provided there is reasonable assurance of realization.

d) Investment: The Company's investments in less than 50% owned companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. If the Company does not have the ability to exercise significant influence, the investment is accounted for using the cost method.

e) Research & development costs: Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the period ended March 31, 2002 and 2001.

f) Revenue recognition: The Company recognizes revenue from the sale of software licenses and related post-contract customer support and other related services in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". Fees from arrangements involving licenses, post-contract customer support and other related services are allocated to the various elements based on vendor-specific objective evidence of fair value of each of the elements. Revenue from software licenses is recognized when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties surrounding product acceptance, the related fees are fixed or determinable, and collection is considered reasonably assured. Revenue from post-contract customer support elements is recognized ratably over the related support period. Revenue from other related services is recognized as the services are performed.

The Company recognizes revenue from search services, banner advertising and sponsorships when the following criteria are satisfied:

(a) the fee is fixed or determinable;
(b) collectibility is probable;
(c) the revenue is not subject to forfeiture, refund or other concessions; and
(d) there is a signed contract.

Search service revenue is generated as users click on certain search results, giving rise to direct revenue or a revenue share earned by the Company. Revenue from such clicks is recognized as the clicks occur, provided collectibility of the related revenue is reasonably assured.

Banner advertising revenue is generated from advertising delivered on a web page, at an agreed rate per thousand impressions delivered, or based on user clicks on displayed advertising banners. Revenue from advertising arrangements is recognized as the impressions are delivered or as clicks on displayed advertising banners occur, provided that no significant Company obligations or commitments relating to a minimum number of impressions remain and collection of the resulting account receivable is reasonably assured.

Revenue from sponsorships is recognized ratably over the terms of the related contracts.

g) Foreign currency translation: The functional currency and reporting currency of the Company is the U.S. dollar. The functional currencies of the Company's subsidiaries are local currencies. Accordingly, the financial statements of Company's subsidiaries have been translated into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the end of each period and revenue and expenses have been translated at the average exchange rate for each period. All gains or losses from the translation of the consolidated financial statements into the reporting currency have been included in the cumulative translation adjustment during the year resulting solely from the application of this translation method.

h) Foreign currency transactions: Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each period and revenue and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the date of the transaction. Exchange gains and losses arising from such transactions are included in earnings for the period.

i) Use of estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results could differ from those estimates.

j) Stock-based compensation: The Company maintains a stock-based compensation plan. Under accounting principles generally accepted in Canada, no compensation cost is recognized for this plan when shares are issued to employees. Any consideration received from plan participant is credited to capital stock.

k) New accounting standards (Canadian): In July 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangibles" which are required to be implemented effective July 1, 2001 and January 1, 2002, respectively. Section 1581 requires that all business combinations be accounted for by the purchase method. Section 3062 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested annually for impairment. The requirements will be applied prospectively from the effective date. The FASB has issued similar standards.

In November 2001, the CICA issued Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption and requires direct awards of stock to employees and stock-based payments to non-employees, to be accounted for using a fair value-based method. The Company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA revised Section 1650 " Foreign Currency Translation", which is effective for fiscal year on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earning as they arise. Adopting this revised standard will not have a significant impact on the Company's financial statements.

In November 2001 the CICA issued Accounting Guideline No.13 "Hedging relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The Company has not yet assessed the impact of the adoption of this new guideline.

3. Interim financial information

The financial information as at March 31, 2001 and 2002 and for the three months period ended March 31, 2001 and 2002 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal-recurring nature. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2001.

4. Segment Information

The Company has three reportable segments: technology investment, Internet-media and Billing systems. The Company evaluates operating segment performance based on operating revenue from external customers, operating income (loss) before amortization and interest, and identifiable long-lived assets.

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements for the period ended March 31, 2002 and 2001 is as follows:

	For the three months ended March 31th							
	Investment management		Internet Media		Billing systems		Total	
	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $
Revenue	**3,064**	15,559	**757,154**	1,444,649	**1,882,538**	1,864,973	**2,642,756**	3,325,181
Cost of goods sold, selling and administrative	**255,012**	265,526	**552,066**	1,326,974	**1,671,307**	1,678,826	**2,478,385**	3,271,326
Net research and development	-	-	**197,989**	229,837	**95,473**	228,909	**293,462**	458,746
Amortization of capital assets	**2,101**	18,957	**33,800**	43,513	**73,117**	97,432	**109,018**	159,902
	257,113	284,483	**783,855**	1,600,324	**1,839,897**	2,005,167	**2,880,865**	3,889,974
Interest expense	**317**	615	**286**	793	**807**	1,967	**1,410**	3,375
Interest revenue	**(13,956)**	(24,503)	**(1,258)**	(41,439)	**(1,450)**	(6,234)	**(16,664)**	(72,176)
Non-controlling interest	-	(42,065)	-	-	-	-	-	(42,065)
Share of results of companies subject to significant influence	**49,605**	357,009	-	-	-	-	**49,605**	357,009
Realized gain on marketable securities	**(73,383)**	(42,341)	-	-	-	-	**(73,383)**	(42,341)
Unrealized (loss) on marketable securities	-	405,704	-	-	-	-	-	405,704
	(37,417)	654,419	**(972)**	(40,646)	**(643)**	(4,267)	**(39,032)**	609,506
Profit (loss) for the period before amortization of goodwill and income taxes	**(216,632)**	(923,343)	**(25,729)**	(115,029)	**43,284**	(135,927)	**(199,077)**	(1,174,299)
Provision for current income taxes	-	-	-	-	-	-	-	-
Profit (loss) for the period before amortization of goodwill	**(216,632)**	(923,343)	**(25,729)**	(115,029)	**43,284**	(135,927)	**(199,077)**	(1,174,299)
Amortization of goodwill	-	1,881,864	-	-	-	-	-	1,881,864
Profit (loss) for the period	**(216,632)**	(2,805,207)	**(25,729)**	(115,029)	**43,284**	(135,927)	**(199,077)**	(3,056,163)
Revenue:								
Canada	**3,064**	15,559	-	-	**39,616**	5,872	**42,680**	21,431
United States	-	-	**757,154**	1,444,649	**63,197**	73,342	**820,351**	1,517,991
Europe	-	-	-	-	**1,313,825**	1,107,776	**1,313,825**	1,107,776
Australia	-	-	-	-	**465,900**	677,983	**465,900**	677,983
	3,064	15,559	**757,154**	1,444,649	**1,882,538**	1,864,973	**2,642,756**	3,325,181
Major customers:								
Canada	-	-	-	-	-	-	-	-
United States	-	-	-	-	-	-	-	-
Europe	-	-	-	-	-	-	-	-
Australia	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-

4. Segment information (cont'd)

	March 31, 2002				December 31, 2001			
	Investment management	Internet Media	Billing systems	Total	Investment management	Internet Media	Billing systems	Total
	$	$	$	$	$	$	$	$
Identifiable long-held assets:								
- Investments								
Canada	1,061,373	-	-	1,061,373	1,101,809	-	-	1,101,809
United States	-	-	-	-	-	-	-	-
Europe	-	-	-	-	-	-	-	-
Australia	-	-	-	-	-	-	-	-
	1,061,373	-	-	1,061,373	1,101,809	-	-	1,101,809
- Capital assets								
Canada	15,346	479,034	72,982	567,362	11,840	506,875	74,767	593,482
United States	-	-	-	-	-	-	-	-
Europe	-	-	220,001	220,001	-	-	244,484	244,484
Australia	-	-	257,365	257,365	-	-	293,350	293,350
	15,346	479,034	550,348	1,044,728	11,840	506,875	612,601	1,131,316

intasys

Intasys Corporation
388 St. Jacques Street West
8th Floor
Montreal, Quebec
H2Y 1S1 Canada

Telephone: (514) 874-0888
Fax: (514) 874-0886

www.intasys.com